UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*

                             Win Gaming Media, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    972638100
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                                 (CUSIP Number)

                                 August 16, 2010
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 972638100                    13G                    PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     Pini Gershon
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
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                     5    SOLE VOTING POWER
                          2,916,950
  NUMBER OF          -----------------------------------------------------------
   SHARES            6    SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY           -----------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER
  REPORTING               2,916,950
 PERSON WITH         -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,916,950
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)     [_]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.02%
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12   TYPE OF REPORTING PERSON (See instructions)
     IN
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ITEM 1(A).     NAME OF ISSUER

               Win Gaming Media, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               103 Foulk Road, Suite 202, Wilmington, DE 19803

ITEM 2(A).     NAME OF PERSONS FILING:

               Pini Gershon

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               4 Avshalom Haviv, Tel Aviv 69495, Israel

ITEM 2(C).     CITIZENSHIP:

               Israel

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.001 par value per share

ITEM 2(E).     CUSIP NUMBER:

               972638100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [_]  Broker or Dealer registered under Section 15 of the Act
                         (15 U.S.C. 78o).

               (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15
                         U.S.C. 78c).

               (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d)  [_]  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [_]  An Investment Adviser in accordance with
                         ss.240.13d-1(b)(1)(ii)(E).

               (f)  [_]  An employee benefit plan or endowment fund in
                         accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g)  [_]  A Parent Holding Company or control person, in
                         accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h)  [_]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).


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ITEM 4.        OWNERSHIP.

               (a)  Amount Beneficially Owned: 2,916,950 shares of Common Stock.

               (Note: In the period commencing on August 16, 2010 until October 1, 2010, the Reporting Person acquired an aggregate of 210,000 shares of the Issuer's Common Stock. This Schedule 13G serves to amend the report of the Reporting Person's ownership in the Issuer as reported in (1) Schedule 13D filed on March 22, 2004 and (2) Schedule 13D filed on June 4, 2007. In addition, the Reporting person expressly disclaims any current membership in a group as described in Schedule 13D filed on June 4, 2007.)

               (b)  Percent of class: 9.02%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote: 2,916,950

                    (ii) Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:
                         2,916,950

                    (iv) Shared power to dispose or to direct the disposition
                         of: 0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2010

/s/ Pini Gershon
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Pini Gershon